

03051154

'ATES
NGE COMMISSION
Wasnington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 A
PART III

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
JUN 0 2 2003
DIVISION OF MARKET REGULATION

SEC FILE NUMBER
8-52635

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Financial Design, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8048 One Calais Ave, Suite B
(No. and Street)

Baton Rouge (City) LA (State) 70809 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Cary A. Prejean (225) 766-1935
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stagni & Company, LLC
(Name – *if individual, state last, first, middle name*)

11 James Blvd., Suite 210, St. Rose, LA 70087
(Address) (City) (State) (Zip Code)


RECEIVED
MAY 29 2003
WASH. D.C.
181
SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 20 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Cary A. Prejean, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Financial Design, Inc., as of December 31, 2002, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Cary A Prejean
Signature

President
Title

Thomas C. Damico
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FINANCIAL DESIGN, INC.
COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

December 31, 2002

Part I

Total Assets		$ 78,898
Less: Total liabilities (exclusive of subordinated debt)		24,245
Net Worth (Total stockholders' equity)		$ 54,653
Additions to net worth		
Deferred tax provisions		$ -
Capital before deductions		$ 54,653
Deductions from and/or charges to Net Worth		
Total non-allowable assets	$ -	
Additional charges for customers and non-customers security accounts	-	
Additional charges for customers and non-customers commodity accounts	-	
Aged fail-to-deliver - number of items ___________	-	
less reserves of $___________	-	
Aged short security differences - number of items _________	-	
Secured demand note deficiency	-	
Commodity futures contracts and sopt commodities (proprietary - capital	-	
charges)	-	
Other deductions and/or charges	-	
Total deductions from and charges to Net Worth		-
Net Capital before haircutrs on securities positions		$ 54,653
Haircuts on securities:		
Contractual commitments	$ -	
Subordinated borrowings	-	
Trading and investment accounts:	-	
Bankers' acceptances, certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stocks and warrants	-	
Options	-	
Arbitrage	-	
Other securities	511	
Undue concentration	-	
Total haircuts on securities		511
Net Capital		$ 54,142

FINANCIAL DESIGN, INC.
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

December 31, 2002

Part II

Minimum net capital requirement			$	5,000
Minimum net capital requirement of subsidiaries				-
Total net capital requirement			$	5,000
Total A.I. liabilities from Statement of Financial Condition	$	24,245		
Add:				
Drafts for immediate credit		-		
Market value of securities borrowed for which no equivalent value is paid or credited		-		
Other unrecorded amounts includable in A. I.		-		
Deduct: Adjustment based on Special Reserve Bank Account		-		
Total aggregate indebtedness			$	24,245
Ratio of aggregate indebtedness to net capital				44.78%
Excess net capital at 1500% (deficiency)			$	-
Excess net capital at 1000% (deficiency)			$	-
Net capital in excess of minimum requirements			$	49,142
Equity as a percent of net worth				100%

COMPUTATION OF ALTERNATIVE NET CAPITAL REQUIREMENT

Part III

4% of aggregate debit items (or $10,000 if greater) as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation - reporting broker or dealer	$	-	
Capital requirement(s) of consolidated subsidiaries:			
Subsidiaries electing alternative method		-	
Other subsidiaries		-	
Total net capital requirement			$ -
Excess net capital			$ -
Net capital in excess of			
6% of aggregate debit items			$ -
7% of aggregate debit items			$ -

FINANCIAL DESIGN, INC.

STATEMENT REGARDING COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3 AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

December 31, 2002

Financial Design, Inc., qualifies under the exemptions from Rule 15c3-3, since the Company does not carry customers' accounts. As such, no computation for determination of the reserve requirements under such rule is required, nor do the possession or control requirements apply.

FINANCIAL DESIGN, INC.

STATEMENT REGARDING RECONCILIATION OF NET CAPITAL UNDER SEC RULE 15c3-1 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF SEC RULE 15c3-3 WITH BROKER FILINGS

December 31, 2002

There was a difference of $6,455 regarding the computation of net capital under SEC Rule 15c3-1 as of December 31, 2002, as it appears in this report ($54,142), and the filing made by Financial Design, Inc. ($47,687). In regard to any differences in the determination of the reserve requirements under Exhibit A of Rule 15c3-3, such computation is not included in this report, nor was one filed by Financial Design, Inc., since the Company does not carry customer accounts and is therefore exempt under Rule 15c3-3.